Via EDGAR

December 1, 2017

Ms. Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities
100 F Street, NE
Washington, DC 20549

Re: Strategic Realty Trust, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2016
Filed March 24, 2017
File No. 000-54376
Dear Ms. Sobotka:
We are writing to address the comment letter dated November 16, 2017, regarding the above-referenced filing. For your convenience, we have reproduced the comment below, along with our response.
Notes to Consolidated Financial Statements
Note 5. Variable Interest Entities, page F-21

1.
We note your response to prior comment two. Please further explain to us in detail how you concluded you are the primary beneficiary of both variable interest entities (“VIEs”) considering that the power to direct the activities of the VIEs is shared with the managing member. Please site the accounting literature relied upon and address how you considered the guidance in ASC 810-10-25-38D.

RESPONSE: We are addressing the analysis of both investments in aggregate as the structures and/or components of such joint venture arrangements are materially identical.
We wish to clarify that we concluded that SRT has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses of the VIE that are significant to the VIE based on provisions included in ASC 810-10-25.
The following are definitions of certain terms from the Operating Agreements as well as ownership percentages:
Summary of Definitions and Ownership Percentages:

1.
“Interest” - means the ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such member may be entitled as provided in this Agreement or the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and the Act. Such Interest of such benefits or obligations specified in this Agreement as such Member’s Percentage Interest.

2.	“Required Percentage” - means the approval of the holders of more than fifty percent of the aggregate Percentage Interests of the Members

3.	“Percentage Interest and Profits Interest” - with respect to each Member, means the percentages as shown on Exhibit A hereof under such title.

Exhibit A:
	Initial Capital Contribution	Subsequent Capital Contribution	Percentage Interest	Profits Interest
Sunset & Gardner Investors LLC:
Cadence	$—	$—	—%	50%
SRT	$7,000,000	$700,000	100%	50%

3032 Wilshire Investors LLC:
Cadence	$—	$—	—%	50%
SRT	$5,500,000	$500,000	100%	50%
In making the determination that SRT is the primary beneficiary, we first considered the design of the VIEs, which was a negotiated result between SRT and Cadence Capital Investments (“Cadence” or “Manager”), both experienced and sophisticated real property companies. The VIEs are both development/redevelopment joint ventures which will ultimately produce operating real estate properties to be owned, operated, and eventually sold. Cadence is an experienced developer and will act as the development manager. SRT’s primary business is owning and operating commercial real estate properties, and will contribute all capital and will have the first right to purchase the properties from the joint ventures.
We then considered the activities that are most significant to the economic performance of the VIEs which include: operations of the properties (setting budgets), lease up of the properties, financing of the properties, and the ultimate decision to dispose of the properties. Other activities that would be expected in the entity’s life cycle include the identification of and acquisition of a site (or property) and the development activities associated with redevelopment and construction of a building. We note that Cadence has control over certain activities through being the managing member of each joint venture, and SRT has control over certain activities through 100% percentage interest (Required Percentage) and other rights that are specified in the Operating Agreements. These activities are significant as the return on investment is measured through current operating cash flows and ultimately the disposition of the investment that will be valued based on capital market conditions, which include the strength of the tenant base, quality of the buildings, and the strength of the net operating cash flows. Below is a summary of our conclusions over who controls the activities that most significantly impact the economic performance of the VIEs:
Approval of the Budget: Annual operating budgets are prepared by the Manager, subject to the approval of the Required Percentage (SRT). Manager has input into the budget through its preparation of the budget line items based on the overall operations of the properties, however SRT has unilateral control over the budget through its approval of the budget as defined in section 8.21 of the Operating Agreement.
Leasing: Requires approval of the Manager and the holder of the Required Percentage (SRT).
Financing: Similar to approval of the Budget.  The Manager controls the process and documentation, but SRT has a right to approve or disapprove.
Sale: Requires approval of Manager and Required Percentage (SRT).  In addition, SRT has the first right to purchase the properties from the VIEs per the Operating Agreements.
In addition, in the case of the SRT’s rejection of the budget (or any other deadlock amongst the members), a buy-sell clause is contained within the agreement, which we believe is substantive as SRT would have the ability (and intent, if necessary) to execute this provision. By its terms, in the event of a deadlock, either member can trigger a buy-sell with regard to the other member’s interest in the VIEs. Although on its face this is a neutral provision, the underlying capital structure of the VIEs and the member’s respective economic positions independent of the venture greatly favor its exercise by SRT. The buy-sell provision provides for an overall valuation of the VIEs, and then calculation of the amounts that would flow from a sale of the underlying asset to each of the members under the distribution provisions of the Operating Agreements. All of the underlying capital contributions of the VIEs have come from SRT, and per the Operating Agreements, once venture debts and obligations to third parties have been settled, all contributions and preferred returns to SRT are the first distribution priority. The Manager has made no capital contribution and would get no such returns. Its only entitlement under the waterfall is to a subordinated 50% share of the venture’s profits. Thus the buyout amounts that would be due under the buy-sell provision are very asymmetrical; relatively small for SRT to buy the other member’s interest but substantial for the other party to buy SRT’s interest. Further enhancing the unsymmetrical nature of this provision in a practical sense, SRT is in the business of owning and managing assets very similar to the underlying assets, and would have no problem financing the purchase of the other member’s interest. The Manager would have to contribute a substantial amount of capital in a relatively short time frame (15 days after the 30 day election period).
SRT has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance through its approval process of the activities noted above, and in conjunction with the buy-sell option and first right to purchase the properties (ASC 810-10-25-38A(a)).
SRT also has the obligation to absorb the losses of the VIEs that could potentially be significant to the VIEs through its commitment to contribute 100% of all necessary capital to develop and operate the properties through the entire life cycle of the VIEs (ASC 810-10-25-38A(b)). SRT is sharing the right to receive benefits with the Manager based on the 50% profit interest only after SRT receives a preferred return and a return of 100% of contributed capital. As noted above, SRT also has the ability to buy out the Manager upon certain conditions per the Operating Agreements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Terri Garnick
Terri Garnick
Chief Financial Officer